

Mail Stop 3720

June 30, 2009

Mr. Randy L. Pearce
Chief Financial Officer
Regis Corporation
7201 Metro Boulevard
Edina, Minnesota 55439

> **Re:** **Regis Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **File No. 1-12725**

Dear Mr. Pearce:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director